Mail Stop 3561

      May 2, 2006

Nicholas Landekic
President and CEO
Polymedix, Inc.
3701 Market Street, Suite 442
Philadelphia, PA 19104

	Re: 	Polymedix, Inc.
		Registration Statement on Form 10-SB
		Filed April 5, 2006
File No. 000-51895

Dear Mr. Landekic:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that we are currently reviewing your disclosure regarding the FDA and may have further comment.







Forward Looking Statements, page 1
2. Please delete the references to Section 27A of the Securities
Act
of 1933 and Section 21E of the Securities Exchange Act of 1934.
You
are not able to rely on those sections.  Please revise.

Market Opportunity, page 3
3. Please provide support for your market statistics you cite in this section. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement.

Proprietary Rights, page 15
4. Please clarify the importance of your exclusively licensed patents. For instance, what impact would losing the licenses have on your business? Also, specify the duration of your licenses and patents.

Where You Can Find Additional Information, page 22
5. We note that you reference the old address of the Securities
and
Exchange Commission.  Please revise to include our new address at
100
F Street, NE (Washington, D.C. 20549).

Risk Factors
6. Please add a risk factor to discuss that you are substantially controlled and influenced by management.
7. Some of your risk factor headings could apply to any business similar to yours without addressing specifically what the risks are to your business. Revise throughout this section to clarify what the risks are to your business and to discuss your experience to date and any factors that you believe are likely to occur.
8. Please eliminate the positive outlook presently conveyed by your risk factor headings. For instance, on page 27 you list a risk factor caption indicating that your "product candidates being granted
`fast track,` `priority review` or `accelerated approval` status may not lead to a faster development, regulatory review or approval process." However, this heading implies that your products would be approved for fast track, priority review or accelerated approval, which may not be the case. This is only one example. Please revise throughout.



We are an early-stage, start-up company with limited operating history . . ., page 23
9. Please specify, if true, that all your current revenue comes from grant and research money.

A third party may assert that it is entitled to a warrant to purchase
.. . ., page 24
10. Please update the current status of the third party`s claim.

Management`s Discussion and Analysis or Plan of Operation, page 35
11. Please note that Item 303(b)(1) of Regulation S-B requires, as applicable, a discussion of any known trends or uncertainties that may materially affect your business or operations. Please expand this section to discuss in reasonable detail any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.

Plan of Operation, page 39
12. We note that you list the five research and development programs you plan to pursue in the next twelve months. Specifically, we note that you plan to submit investigational new drug applications for the intravenous and systemic antibiotic and Heparin antagonist programs.
Please specify what stage this is in the regulatory approval process and how close you are in getting products to the market.
13. Please clarify what you mean when you say you plan to "out-license" international territories, primary care pharmaceuticals, dermatological pharmaceuticals and antimicrobial polymers for biomaterials applications.

Certain Relationships and Related Transactions, page 52
14. We note your relationship with Dr. William Degrado as set forth on page 15. It appears that this relationship should be discussed in this section. Please advise or describe the type and extent of this relationship as well as any fee arrangements.

Placement Agent Agreement, page 52
15. Please disclose whether you are affiliated with your placement agent.






Note 1 - Nature of Operations and Incorporation, page 68
16. Please revise the last paragraph of Note 1 to state that the former shareholders of PolyMedix Pharmaceuticals received the majority of the post merger shares, and that is why they are the survivor for accounting purposes, if true.

Note 2 - Summary of Significant Accounting Policies, page 68
17. The second paragraph of the Fair Value of Financial Instruments and Credit Risk section discloses money market funds being backed by high quality short term financial instruments. Please tell us if the money market is risk free and how the money market funds qualify as a cash equivalent under SFAS 95.

Note 5 - Stockholders` Equity, page 73
18. Please tell us how you determined the fair value of the 2005 common stock grants was $.65 per share. Tell us what the fair value of your common shares was throughout the year, and the events and circumstances that caused the value to change. Please relate the value of the common shares with the preferred shares sold in 2005.

Note 6 - Commitments and Contingencies, page 77
19. Risk factor disclosure on page 24 states that a third party may assert that it is entitled to a warrant to purchase common shares. Please tell your analysis under SFAS 5 that permits you to omit disclosure of this matter in the financial statements.
Alternatively, revise Note 6 to the financial statements to include appropriate disclosure.


*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Burnett at (202) 551-3330 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.  Please contact Howard Baik at (202) 551-3317 or me at
(202)
551-3750 with any other questions.

      							Sincerely,



      							H. Christopher Owings
      Assistant Director


Nicholas Landekic
May 2, 2006
Page 1